EXHIBIT 99.1

Financial Statements

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

For the years ended October 31, 2012 and 2011

MANAGEMENT’S REPORT

Responsibility for Financial Information

Quest Rare Minerals Ltd. [“Quest”] management is responsible for the preparation, integrity and objectivity of the financial statements and other financial information presented in this Annual Report. These financial statements have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

Quest’s policy is to maintain systems of internal accounting, and administrative and disclosure controls reinforced by standards of conduct and ethics set out in written policies to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of independent outside directors. The Committee meets periodically with management and external auditor to review accounting, auditing and internal control matters. These financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The financial statements have been audited by Ernst & Young LLP, the independent auditor, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States] on behalf of the shareholders. The external auditor has full and free access to the Audit Committee.

Internal Control over Financial Reporting

Quest’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Quest’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Quest’s internal control over financial reporting includes those policies and procedures that [i] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Quest’s assets; [ii] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of Quest and [iii] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Quest’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Quest’s internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [COSO].

Based on the evaluation, the management concluded that Quest’s internal control over financial reporting was effective as of October 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as at February 29, 2012, has been audited by Ernst & Young LLP, the independent auditor, as stated in its report, which appears herein.

(Signed) Peter Cashin President & CEO	(Signed) Mark Schneiderman CFO

INDEPENDENT AUDITORS’ REPORT OF REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of

Quest Rare Minerals Ltd.

We have audited the accompanying financial statements of Quest Rare Minerals Ltd. [the “Company”], which comprise the statements of financial position as at October 31, 2012 and 2011, and November 1, 2010, and the statements of comprehensive loss, changes in equity and cash flows for the years ended October 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2012 and 2011, and November 1, 2010, and its financial performance and its cash flows for the years ended October 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board [United States], Quest Rare Minerals Ltd.’s internal control over financial reporting as of October 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 24, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Ernst & Young LLP1

Chartered Professional Accountants

Montréal, Canada

January 24, 2013

[1]	CPA auditor, CA, public accountancy permit no. A122227

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of Quest Rare Minerals Ltd.

We have audited Quest Rare Minerals Ltd.’s [the “Company”] internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [the COSO criteria]. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that [1] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; [2] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and [3] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States], the financial statements of the Company as at and for the year ended October 31, 2012 and our report dated January 24, 2013 expressed an unqualified opinion thereon.

(Signed) Ernst & Young LLP1

Chartered Professional Accountants

Montréal, Canada

January 24, 2013

[1]	CPA auditor, CA, public accountancy permit no. A122227

Quest Rare Minerals Ltd.

STATEMENTS OF FINANCIAL POSITION

As at

	October 31, 2012 $	October 31, 2011 $	November 1, 2010 $
ASSETS
Current assets
Cash and cash equivalents	22,423,970	25,942,689	50,449,202
Investments [note 11]	4,003,316	18,395,181	31,600
Prepaid expenses and deposits	612,280	769,541	362,682
Commodity taxes and other receivables	1,239,995	1,557,248	885,997
Tax credits receivable	10,023,448	7,806,120	3,352,712

	38,303,009	54,470,779	55,082,193

Non-current assets
Investments [note 11]	—	3,917,417	—
Tax credits receivable	1,987,225	774,887	522,279
Exploration and evaluation assets [note 6]	42,271,209	25,434,582	9,980,304

Total assets	82,561,443	84,597,665	65,584,776

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 10]	7,329,239	6,164,669	2,332,957

	7,329,239	6,164,669	2,332,957

Non current liabilities
Future income taxes [note 5]	—	330,327	—

Total liabilities	7,329,239	6,494,996	2,332,957

Equity
Share capital	77,498,615	77,418,495	55,551,409
Warrants	—	5,673,444	11,234,987
Contributed surplus	21,092,317	13,568,213	3,640,448
Deficit	(23,358,728)	(18,557,483)	(7,175,025)

Total equity	75,232,204	78,102,669	63,251,819

Total equity and liabilities	82,561,443	84,597,665	65,584,776

Commitments and contingencies [note 9]

See accompanying notes

On behalf of the Board:

(Signed) Peter J. Cashin Director	(Signed) Michael Pesner Director

Quest Rare Minerals Ltd.

STATEMENTS OF COMPREHENSIVE LOSS

Years ended October 31

	2012 $	2011 $
REVENUES
Operator fees	59,991	15,150

	59,991	15,150

EXPENSES
Professional fees [note 10]	631,032	879,764
Investor relations	1,987,177	1,522,988
Administration expenses [notes 7 and 10]	2,688,992	8,830,411
Impairment of exploration and evaluation assets [note 6]	419,945	451,494

	5,727,146	11,684,657

Operating loss	(5,667,155)	(11,669,507)

Finance income	(539,033)	(635,776)
Unrealized loss on investments held for trading [note 11]	3,450	18,400

	(535,583)	(617,376)

Loss before income taxes	(5,131,572)	(11,052,131)
Deferred income taxes [note 5]	330,327	(330,327)

Net loss and total comprehensive loss for the year	(4,801,245)	(11,382,458)

Net loss per share
Basic and fully diluted	(0.08)	(0.19)

Weighted average number of outstanding shares
Basic and fully diluted	61,798,947	59,725,206

Quest Rare Minerals Ltd.

STATEMENTS OF CHANGES IN EQUITY

As at

	Share capital		Warrants		Contributed surplus	Deficit	Total
	#	$	#	$	$	$	$
Balance – November 1, 2010	57,568,506	55,551,409	6,814,995	11,234,987	3,640,448	(7,175,025)	63,251,819
Issuance of shares for warrants [note 8]	3,499,510	21,150,951	(3,499,510)	(5,561,543)	—	—	15,589,408
Issuance of shares for stock options [note 8]	646,668	687,830	—	—	(313,082)	—	374,748
Issuance of shares on acquisition of mining properties [note 8]	15,000	28,305	—	—	—	—	28,305
Stock-based compensation [note 8]	—	—	—	—	10,240,847	—	10,240,847
Net loss and total comprehensive loss for the year	—	—	—	—	—	(11,382,458)	(11,382,458)

Balance – October 31, 2011	61,729,684	77,418,495	3,315,485	5,673,444	13,568,213	(18,557,483)	78,102,669

Issuance of shares for stock options [note 8]	110,000	32,945	—	—	(18,945)	—	14,000
Issuance of shares on acquisition of mining properties [note 8]	25,000	47,175	—	—	—	—	47,175
Expiry of warrants during the year [note 8]	—	—	(3,315,485)	(5,673,444)	5,673,444	—	—
Stock-based compensation [note 8]	—	—	—	—	1,869,605	—	1,869,605
Net loss and total comprehensive loss for the year	—	—	—	—	—	(4,801,245)	(4,801,245)

Balance – October 31, 2012	61,864,684	77,498,615	—	—	21,092,317	(23,358,728)	75,232,204

See accompanying notes

Quest Rare Minerals Ltd.

STATEMENTS OF CASH FLOWS

Years ended October 31

	2012 $	2011 $
OPERATING ACTIVITIES
Loss before income taxes	(5,131,572)	(11,052,131)
Items not impacting cash:
Impairment of exploration and evaluation assets	419,945	451,494
Interest income receivable	92,683	(226,928)
Unrealized loss on investments held for trading	3,450	18,400
Stock-based compensation	1,436,637	8,379,369

	(3,178,857)	(2,429,796)
Net change in non-cash working capital items	371,253	(924,471)

Net cash flows used in operating activities	(2,807,604)	(3,354,267)

INVESTING ACTIVITIES
Investment in exploration and evaluation assets	(22,398,558)	(15,063,838)
Change in tax credits receivable	3,460,294	19,905
Change in investments	18,213,149	(22,072,469)

Net cash flows used in investing activities	(725,115)	(37,116,402)

FINANCING ACTIVITIES
Proceeds from exercise of share options	14,000	374,748
Proceeds from exercise of warrants	—	15,589,408

Net cash flows from financing activities	14,000	15,964,156

Net decrease in cash and cash equivalents	(3,518,719)	(24,506,513)
Cash and cash equivalents, beginning of year	25,942,689	50,449,202

Cash and cash equivalents, end of year	22,423,970	25,942,689

See accompanying notes

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

1. NATURE OF OPERATIONS

Quest Rare Minerals Ltd. [the “Corporation”] was incorporated under the Canada Business Corporations Act on June 6, 2007. The registered office of the Corporation is located at 1155 University Street, Suite 906, Montreal, Québec, H3B 3A7. The Corporation is a publicly-listed company and its shares are listed on both the Toronto Stock Exchange and NYSE MKT [formerly NYSE Amex] under the symbol “QRM”.

The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 6. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Québec.

2. BASIS OF PREPARATION

Statement of Compliance

The financial statements of the Corporation have been prepared in accordance with IFRS 1 – First-time adoption of International Financial Reporting Standards [“IFRS 1”]. These are the Corporation’s first annual statements issued under International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. Previously, the Corporation prepared its financial statements in accordance with Canadian generally accepted accounting principles [“GAAP”]. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in Note 12 including reconciliations of changes in equity and comprehensive loss for comparative periods and at the date of transition reported under GAAP to those reported under IFRS.

The financial statements have been prepared on a historical cost basis, except for financial instruments held for trading that have been measured at fair value.

The Board approved these financial statements on January 24, 2013.

Functional and presentation currency

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

2. BASIS OF PREPARATION [Cont’d]

Use of estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the date of the financial statements.

The Corporation has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

[a] Exploration and evaluation assets – Judgment

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through future exploitation or sale. Such circumstances include the existence of specific rights to explore in a specific area, actual and planned expenditures, results of exploration, and whether an economically-viable operation can be established. An impairment loss is recognized for the amount by which any exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. Management judgment is applied in determining the lowest levels of exploration and evaluation assets grouping, for which there are separately identifiable cash flows [cash generating units], generally on the basis of areas of geological interest. Estimates and assumptions made may change if new information becomes available.

[b] Valuation of refundable tax credits and mining duties credits – Judgment

The Corporation is entitled to refundable tax credits on qualified mining exploration expenses incurred in the province of Québec. Management judgment is applied in determining whether the mining exploration expenses are eligible for claiming such credits. Those benefits are recognized when the Corporation estimates that it has reasonable assurance that the tax credits will be realized.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

2. BASIS OF PREPARATION [Cont’d]

[c] Share-based remuneration expense – Estimate

The estimation of share-based compensation at fair value at the date of grant requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. The Corporation has made estimates as to the volatility, the expected life of options, and expected forfeitures. The expected life of the option is based on historical data. The expected volatility is based on the historical volatility of comparable companies, over the period of the expected life of the stock option [note 8]. These estimates may not necessarily be indicative of future actual patterns.

3. PRINCIPAL ACCOUNTING POLICIES

Subject to certain transition elections disclosed in note 12, the accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing the opening IFRS statement of financial position at November 1, 2010 for the purpose of the transition to IFRS, unless otherwise indicated, as if these policies had always been in effect.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly-liquid short-term investments with maturities of less than three months from the date of acquisition that are readily convertible to known amounts of cash at any time and that are subject to an insignificant risk of change in value. Due to the liquid nature of these financial assets, the Corporation has elected to classify them as held-for-trading and changes in fair value are recorded in the statements of comprehensive loss. As at October 31, 2012, the Corporation had cash equivalents in the amount of $12,106,904 bearing interest at 1.50% [October 31, 2011 – $2,999,471 bearing interest at 0.91%; November 1, 2010 – nil].

Exploration and evaluation assets

Exploration costs related to mining properties and exploration expenditures, which include acquisition costs as well as costs relating to research and analyzing exploration data, conducting geological studies, exploratory drilling and sampling, examining and testing extraction and treatment methods, compiling pre-feasibility and feasibility studies and related share-based compensation costs, are capitalized on the basis of areas of geological interest until the mining properties to which they relate are placed into production, or impaired. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if impaired. General exploration costs not related to specific mining properties or those incurred before the Corporation has obtained legal rights to explore an area are expensed as incurred.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

From time to time, the Corporation may acquire or dispose of a property pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the option holder, option payments are recorded when the payments are made or received.

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the exploration and evaluation assets exceed their recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, exploration and evaluation assets are grouped at the lowest levels for which there are separately identifiable cash flows [cash-generating units], generally on the basis of areas of geological interest. Impairments are reviewed for potential reversals at each reporting date.

Although management has taken actions to verify the ownership rights for mining properties in which the Corporation owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Corporation as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Share-based compensation

The Corporation has two distinct share-based incentive programs for directors, executives, key employees and service providers.

[a] Options

The Corporation has stock option plans under which options to acquire the Corporation’s common shares may be granted to its directors, officers, employees and consultants. The plans do not feature any options for a cash settlement.

Where employees are rewarded using share-based payments, the fair values of employees’ services are determined by reference to the fair value of the equity instruments granted. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. All share-based remuneration is recognized as an expense or exploration and evaluation asset with a corresponding increase to contributed surplus. For stock-based awards issued to non-employees, the awards are measured at the date on which the services are provided.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods if share options ultimately exercised are different from that estimated on vesting. Upon exercise of share options, the proceeds received are allocated to share capital.

[b] Restricted and Deferred Share Units

Restricted share units [“RSUs”] and Deferred share units [“RSUs”] may be granted to directors, executives and employees as part of their long-term compensation package, entitling them to receive, either common shares or cash based on the Corporation’s share price at the relevant time.

All RSUs and DSUs granted are classified as equity instruments in accordance with IFRS as their terms provide for settlement in either equity or cash at the sole discretion of the Corporation. The Corporation currently intends to settle RSUs and DSUs by issuing equity. For RSUs and DSUs that are expected to be settled with equity, an amount equal to compensation expense is initially credited to contributed surplus and transferred to share capital if and when the share unit is exercised. At the end of each reporting period management performs a review of historical payouts under each share unit plan and where it concludes that, in future, share units may reasonably be expected to be settled with cash, then an amount equal to the fair value at grant date of these vested units is transferred from contributed surplus and classified as a liability. Until the date of settlement, the liability associated with cash-settled share units, if any, is remeasured at the fair value at each reporting period end, with any changes in the fair value recognized as a charge to stock-based compensation.

The value of stock-based compensation recognized in respect of RSUs and DSUs is measured based on the closing price of the Corporation’s common shares on the Toronto Stock Exchange at the date of grant and is based on the RSUs and DSUs that are expected to vest.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share units expected to vest. Estimates are subsequently revised, if there is any indication that the number of share units expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods if share units ultimately exercised are different from that estimated on vesting.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Exploration tax credits

The Corporation is entitled to refundable tax credits on qualified expenditures. The refundable tax credits have been applied against the exploration and evaluation assets when such expenditures are incurred provided that the Corporation has reasonable assurance those credits will be realized.

Taxes

Current income taxes

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive loss or equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income taxes

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred income taxes are not recognized for temporary differences which arise for initial recognition of an asset or liability that affects neither the accounting nor taxable profit or loss at the time of the transaction.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and liabilities are presented as non-current.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally-enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Commodity taxes

Expenses and exploration and evaluation assets are recognized net of the amount of commodity taxes except where the commodity taxes incurred are not recoverable from the taxation authority, in which case, the commodity taxes are recognized as part of the cost of exploration and evaluation assets or as part of the expense item as applicable.

Share capital

Proceeds from share unit financings are allocated between common shares and common share purchase warrants by calculating the fair value of the warrants using the Black-Scholes option pricing model and pro rating the relative fair value to share capital and warrants. On the exercise of the warrants, the Black-Scholes related amounts are transferred from warrants to share capital.

Unit issuance costs

Costs incurred in connection with the issuance of units are allocated and netted against each component of the units.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Flow-through shares

Where a portion of the Corporation’s exploration activities is financed by flow-through share arrangements, under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures [“CEE”] are renounced in favour of the investors. Accordingly, flow-through proceeds are allocated between the offering of the common shares and the premium associated with the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors and reversed in the statements of comprehensive loss as the Corporation spends the flow-through proceeds.

Revenue recognition

Operator fee income is recorded as earned, and finance income is recorded on an accrual basis using the effective interest method.

Financial instruments

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. Financial liabilities are classified as financial liabilities at fair value through profit or loss or other liabilities. The Corporation determines the classification of its financial assets or liabilities at initial recognition. When financial assets or liabilities are recognized initially, they are measured at fair value. The subsequent measurement of financial assets and liabilities depends on their classification.

The Corporation considers whether a contract contains an embedded derivative when it becomes a party to the contract. Embedded derivatives are separated from the host contract if it is not measured at fair value through profit and losses and when the economic characteristics and risks are not closely related to the host contract.

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally-enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Fair values of financial instruments carried at fair value

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations [Level 1], without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques [Level 2]. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Other techniques [Level 3] use inputs not based on observable market data.

Derecognition of financial assets and liabilities

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Corporation has transferred its right to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset. A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Gains or losses on derecognition are recognized in the statements of comprehensive loss.

Financial assets or liabilities at fair value through profit or loss

Financial assets or liabilities classified as held-for-trading are included in the category financial assets or liabilities at fair value through profit or loss. Financial assets or liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in the statements of comprehensive loss.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Corporation has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. These instruments are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in the statements of comprehensive loss when the investments are derecognized or impaired, as well as through the amortization process.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Other liabilities

Other liabilities are recognized initially at fair value net of any directly-attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Other liabilities are presented as current if payment is due within twelve months. Otherwise, they are presented as non-current liabilities. Finance costs are recognized in the statements of comprehensive loss using the effective interest method.

Impairment of financial assets

The Corporation assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets carried at amortized costs are impaired. A financial asset or a group of financial assets carried at amortized cost is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows [excluding future credit losses that have not been incurred] discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statements of comprehensive loss. Objective evidence of impairment of loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counter-party that would not normally be granted, or it is probable that the counter-party will enter into bankruptcy or a financial reorganization.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously-recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the statements of comprehensive loss, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Foreign currency

Transactions in foreign currencies are translated at the exchange rates prevailing at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the reporting date. All differences that arise are recorded in the statements of comprehensive loss. Non-monetary assets measured at historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

3. PRINCIPAL ACCOUNTING POLICIES [Cont’d]

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Leases are classified as financing or operating depending on the terms and conditions of the contracts. Lease agreements where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. However, if there is no reasonable certainty that the Corporation will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term. Obligations recorded under finance leases are reduced by lease payments net of imputed interest.

Other lease agreements are operating leases and the leased assets are not recognized in the Corporation’s statement of financial position. Payments made under operating leases are recognized in the statements of comprehensive loss on a straight-line basis over the term of the lease. Associated costs, such as maintenance and insurance, are expensed as incurred

Net loss per share

Net loss per share computations are based upon the weighted average number of common shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. When the Corporation reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options and similar instruments.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

4. NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are listed below. This listing is of standards and interpretations issued, which the Corporation reasonably expects to be applicable at a future date. The Corporation intends to adopt those standards when they become effective.

IFRS 10 Financial Statements

In May 2011, the IASB released IFRS 10, Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation is considering the impact of the adoption of this standard on its financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in jointly-controlled entities. IFRS 11 will be effective for the annual periods beginning on January 1, 2013, with earlier application permitted. The Corporation is considering the impact of the adoption of this standard on its financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation is considering the impact of the adoption of this standard on its financial statements.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

4. NEW STANDARDS ISSUED BUT NOT YET EFFECTIVE [Cont’d]

IFRS 13 Fair Value Measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 is expected to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation is considering the impact of the adoption of this standard on its financial statements.

IAS 1 Presentation of Financial Statements – Components of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified [or “recycled”] to profit or loss at a future point in time [for example, upon derecognition or settlement] would be presented separately from items that will never be reclassified. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The amendment will affect presentation only and therefore will have no impact on the Corporation’s financial position or performance.

5. INCOME TAXES

A reconciliation of income tax charge applicable to accounting loss before income tax at the weighted average statutory income tax rate to income tax charge at the Corporation’s effective income tax rate for the years ended October 31 is as follows:

	2012 $	2011 $
Loss before income tax	(5,131,572)	(11,052,131)

Income tax recovery at the combined Federal and
Provincial tax rate 27.13% [2011 – 28.67%]	(1,392,195)	(3,168,645)
Stock-based compensation	389,760	2,402,101
Other non-deductible expenses or non-taxable revenues	26,830	(56,166)
Effect of changes in tax rates on temporary items	48,654	32,743
Other	88,069	5,579
Changes in valuation allowance	508,555	1,114,715

Tax recovery at an effective income tax rate	(330,327)	330,327

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

5. INCOME TAXES [Cont’d]

The deferred tax assets and liabilities of the Corporation consist of the following:

	October 31, 2012 $	October 31, 2011 $	November 1, 2010 $
Future income tax assets
Non-capital loss carry-forwards	2,861,346	1,650,577	761,855
Share issue costs	404,559	634,253	869,933
Investments	4,359	3,924	1,515

	3,270,264	2,288,754	1,633,303

Future income tax liabilities
Mining properties and deferred costs	(2,761,709)	(2,619,081)	(142,891)

Net future income tax (liabilities) assets	508,555	(330,327)	1,490,412
Unrecognized deferred tax assets	(508,555)	—	(1,490,412)

Net future income tax liabilities	—	(330,327)	—

As at October 31, 2012, the Corporation had a nil amount available to be renounced pursuant to the flow-through share arrangements [October 31, 2011 – nil; November 1, 2010 – $11.5 million].

Tax loss carry-forwards

At October 31, 2012, the Corporation had non-capital loss carry-forwards in the amount of $10,917,000 which are available to reduce future years’ taxable income. These non-capital loss carry-forwards expire as follows:

Non-capital losses $
2027	24,000
2028	278,000
2029	602,000
2030	1,975,000
2031	3,388,000
2032	4,650,000

10,917,000

In addition, the Corporation has investment tax credits in the amount of $1,807,000 which are available to reduce future taxable income and expire between 2029 and 2032.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

6. EXPLORATION AND EVALUATION ASSETS

During the year ended October 31, 2012, the Corporation maintained the following properties:

	November 1, 2011 $	Expenditures $	Tax credits $	Write-down $	October 31, 2012 $
Québec
Strange Lake
Acquisition	116,153	55,149	—	—	171,302
Exploration	18,381,998	19,356,396	(5,234,107)	—	32,504,287
Misery Lake
Acquisition	1,809,135	81,364	—	—	1,890,499
Exploration	2,283,587	3,111,040	(1,480,598)	—	3,914,029
George River
Acquisition	—	—	—	—	—
Exploration	—	1,275	(607)	(668)	—
Nanuk
Acquisition	22,187	5,995	—	(28,182)	—
Exploration	113,566	—	—	(113,566)	—
Ramusio Lake
Acquisition	3,031	—	—	(3,031)	—
Exploration	8	—	—	(8)	—
Other
Acquisition	—	—	—	—	—
Exploration	—	366,971	(174,648)	(192,323)	—

	22,729,665	22,978,190	(6,889,960)	(337,778)	38,480,117

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	5,984	—	(5,984)	—

	—	5,894	—	(5,984)	—

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2011 $	Expenditures $	Tax credits $	Write-down $	October 31, 2012 $
New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	5,309	—	(5,309)	—

	—	5,309	—	(5,309)	—

Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	—	157,054
Exploration	177,656	—	—	—	177,656
Misery Lake
Acquisition	(2,250)	—	—	—	(2,250)
Exploration	159	31	—	—	190
Alterra – Strange Lake
Acquisition	42,889	47,839			90,728
Exploration	151,562	600,010			751,572
Ramusio Lake
Acquisition	170	—	—	(170)	—
Exploration	111	—	—	(111)	—
Voisey’s Bay
Acquisition	1,080	(900)	—	—	180
Exploration	—	6,509	—	—	6,509
Other
Acquisition	—	—	—	—	—
Exploration	—	70,593	—	(70,593)	—

	528,431	724,082	—	(70,874)	1,181,639

Total Properties	23,258,096	23,713,565	(6,889,960)	(419,945)	39,661,756

Stock-based compensation [note 8]	2,176,486	432,967	—	—	2,609,453

	25,434,582	24,146,532	(6,889,960)	(419,945)	42,271,209

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

During the year ended October 31, 2011, the Corporation maintained the following mining properties:

	November 1, 2010 $	Expenditures $	Tax credits $	Write-down $	October 31, 2011 $
Québec
Strange Lake
Acquisition	94,516	30,031	—	(8,394)	116,153
Exploration	5,436,412	17,321,952	(4,349,742)	(26,624)	18,381,998
Misery Lake
Acquisition	1,779,363	29,772	—	—	1,809,135
Exploration	1,457,208	1,195,116	(368,737)	—	2,283,587
Stewart Lake
Acquisition	42,113	—	—	(42,113)	—
Exploration	33,285	—	25	(33,310)	—
Nanuk
Acquisition	50,594	214	—	(28,621)	22,187
Exploration	262,224	135	(22)	(148,771)	113,566
Ramusio Lake
Acquisition	3,031	—	—	—	3,031
Exploration	—	12	(4)	—	8
Other
Acquisition	—	—	—	—	—
Exploration	—	23,952	(7,442)	(16,510)	—

	9,158,746	18,601,184	(4,725,922)	(304,343)	22,729,665

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2010 $	Expenditures $	Tax credits $	Write-down $	October 31, 2011 $
Newfoundland and Labrador
Strange Lake
Acquisition	155,889	—	—	1,165	157,054
Exploration	189,276	314	—	(11,934)	177,656
Misery Lake
Acquisition	—	(2,250)	—	—	(2,250)
Exploration	479	—	—	(320)	159
Alterra – Strange Lake
Acquisition	13,870	29,019	—	—	42,889
Exploration	11,695	139,867	—	—	151,562
Ramusio Lake
Acquisition	3,480	(850)	—	(2,460)	170
Exploration	—	111	—	—	111
Voisey’s Bay
Acquisition	—	1,080	—	—	1,080
Exploration	—	—	—	—	—
Other
Acquisition	—	—	—	—	—
Exploration	—	931	—	(931)	—

	374,689	168,222	—	(14,480)	528,431

New Brunswick
Plaster Rock
Acquisition	90,450	810	—	(91,260)	—
Exploration	41,411	—	—	(41,411)	—

	131,861	810	—	(132,671)	—

Properties	9,665,296	18,770,216	(4,725,922)	(451,494)	23,258,096

Stock-based compensation [note 8]	315,008	1,861,478	—	—	2,176,486

	9,980,304	20,631,694	(4,725,922)	(451,494)	25,434,582

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

As at October 31, 2012 a total of $6,977,823 of expenditures on exploration and evaluation assets were unpaid and included in accounts payable and accrued liabilities [October 31, 2011 – $5,709,991; November 1, 2010 – $ 2,031,918]. These amounts have been excluded from the statements of cash flows.

Strange Lake, Québec / Newfoundland and Labrador

The Corporation’s 100%-owned Strange Lake property is situated within the George River belt located 220 km northeast of Schefferville, Québec and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, and covers an area of approximately 26,136 hectares. The property is a rare earth mineralized zone and consists of 628 mining claims, of which 562 claims are in Québec, and 66 claims are in Newfoundland and Labrador.

On May 8, 2009, the Corporation entered into a purchase and sale agreement with two prospectors to acquire a 100% interest in a single block of mining claims in the Strange Lake area of Québec. Under the terms of the agreement, the Corporation issued an aggregate of 50,000 shares at a value of $0.20 per share to the two vendors of the property in order to acquire a 100% undivided interest in the property. In addition, the Corporation granted a 2% net smelter royalty [“NSR”] to the vendors, which the Corporation can repurchase in full for $1,500,000.

Misery Lake, Québec / Newfoundland and Labrador

The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 1,030 mining claims in Québec, and 45 claims in Newfoundland and Labrador, covering an area of approximately 51,178 hectares.

Stewart Lake, Québec

During the year ended October 31, 2011, the Corporation dropped all of its 294 claims on the project and discontinued any expenditures. As a result, the Corporation wrote off mining acquisition costs of $42,113 and deferred exploration expenditure of $33,310.

Nanuk, Québec

The Corporation’s Nanuk Property is located within the George River Area approximately 175 km northeast from Schefferville, Québec and 60 km south of the Strange Lake Project and consists of 127 claims covering an area of 6,146 hectares.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

During the year ended October 31, 2012 no exploration work was conducted on the property [2011 – $135] and a total of 135 claims were allowed to lapse. Further, as at January 24, 2013, an additional 70 claims had been allowed to lapse and the decision was made to allow all remaining claims to lapse as they fall due. The Corporation discontinued any expenditures and, as a result, wrote off mining acquisition costs of $28,182 and deferred exploration expenditure of $113,566.

Ramusio Lake, Québec / Newfoundland and Labrador

During the year period ended October 31, 2012, the Corporation dropped all of its 53 claims on the project and discontinued any expenditures. As a result, the Corporation wrote off mining acquisition costs of $3,201 and deferred exploration expenditure of $119.

Alterra – Strange Lake, Newfoundland and Labrador

On June 15, 2010, the Corporation entered into an exploration and option agreement with Search Minerals Inc. [“Search”] and Alterra Resources Inc. [“Alterra”], a wholly-owned subsidiary of Search, pursuant to which the Corporation has an option to acquire up to a 65% undivided working interest in 30 mining claims.

Under the terms of the exploration and option agreement, the Corporation can earn a 50% undivided working interest in the 30 mining claims by:

[i]	issuing an aggregate of 80,000 common shares of the Corporation to Alterra over a period of three years; and

[ii]	incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years.

In consideration for acting as the operator, the Corporation is entitled to an annual management fee payable in cash by Alterra in an amount equal to 10% of the expenditures incurred by the Corporation for each year of the option period. For the year ended October 31, 2012, the Corporation had earned $59,991 in operator’s fees [2011 – $15,150].

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

Upon completing all of the payments mentioned above, the Corporation will have an option to acquire an additional 15% undivided working interest in the mining claims by:

[i]	making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement;

[ii]	issuing an additional 150,000 common shares of the Corporation to Alterra on or before the fifth anniversary date of the exploration and option agreement; and

[iii]	incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement. Alterra will retain a 1.5% NSR with the option for the Corporation to buy back 1% for $1,000,000.

As at October 31, 2012, the Corporation had issued a total of 40,000 common shares under this agreement, at a price of $1.887 per share [October 31, 2011 – 15,000 common shares at a price of $1.887 per share; November 1, 2010 – Nil] and had incurred a total of $751,572 in exploration expenditures [October 31, 2011, – $151,562; November 1, 2010, – $11,695].

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result the Corporation has acquired a 50% undivided working interest in the claims. The Corporation’s option, under the original agreement, to earn an additional 15% interest remains unchanged.

Voisey’s Bay, Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Plaster Rock, New Brunswick

The 100%-owned property consists of 81 mineral claims and comprises an area of 1,296 hectares. Freewest Resources Canada Inc. retains rights to certain precious metals and base metals with respect to the property.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

6. EXPLORATION AND EVALUATION ASSETS [Cont’d]

As at October 31, 2011, the Corporation decided not to renew the claims when they came due in 2012 and wrote off $91,260 in mining acquisition costs and $41,411 in deferred exploration expenditures.

Other, Québec, Newfoundland and Labrador, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.

Based on its ongoing analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures incurred during the year ended October 31, 2012.

7. EXPENSES BY NATURE

The following is a breakdown of the nature of expenses included in administration expenses for the year ended October 31:

	2012 $	2011 $
Office Expenses:
Salaries and other employee benefits	429,112	221,907
Directors’ fees	205,000	50,280
Directors’ and Officers’ Insurance	109,170	53,587
Rent	127,259	21,766
Telephone and internet	12,757	10,032
IT Services	61,178	3,282
Education & training	57,626	24,857
Moving expenses	43,304	—
Other Office Expenses	199,309	50,056
Bank Charges	8,492	2,918
Foreign exchange (gain) loss	(852)	12,357
Stock-based compensation [note 8]	1,436,637	8,379,369

Total	2,688,992	8,830,411

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

8. SHARE CAPITAL

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

[a] Common shares

Issuances during the year ended October 31, 2012

[i]	During the year ended October 31, 2012, the Corporation issued 110,000 common shares at an average exercise price of $0.13 per share for a total cash amount of $14,000 for stock options exercised, and an amount of $18,945 related to exercised stock options was transferred from contributed surplus to capital stock.

[ii]	In June 2012, the Corporation issued 25,000 common shares at a price of $1.887 per share to acquire mining properties [note 6].

Issuances during the year ended October 31, 2011

[iii]	During the year ended October 31, 2011, the Corporation issued 3,499,510 common shares at an average exercise price of $4.45 per share for a total cash amount of $15,589,408 for warrants exercised resulting in $5,561,543 being transferred from warrants to capital stock [note 8 [c]].

[iv]	During the year ended October 31 2011, the Corporation issued 646,668 common shares at an average exercise price of $0.58 per share for a total cash amount of $374,748 for stock options exercised, resulting in $313,082 related to exercised stock options being transferred from contributed surplus to capital stock [note 8 [c]].

[v]	During the year ended October 31 2011, the Corporation issued 15,000 common shares at a price of $1.887 per share to acquire mining properties [note 6].

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

8. SHARE CAPITAL [Cont’d]

[b] Stock options

On March 2, 2012, the Board of Directors adopted the 2012 Stock Option Plan for directors, officers and employees of, and service providers to, the Corporation [the “2012 Plan”]. The 2012 Plan replaces the Corporation’s 2007 Stock Option Plan [the “2007 Plan”]. Since March 2, 2012, all stock options granted by the Corporation are granted under the 2012 Plan and no further stock options have been granted under the 2007 Plan. Options currently outstanding under the 2007 Plan may continue to be exercised in accordance with the 2007 Plan.

The aggregate number of common shares in respect of which options may be outstanding at any time under both the 2012 Plan and 2007 Plan cannot exceed 10% of the issued and outstanding common shares of the Corporation at such time. Options granted under the 2012 Plan will vest immediately unless the Board of Directors, at its discretion, sets a “vesting schedule”, that is, one or more dates from which an option may be exercised in whole or in part. Under the 2012 Plan, the maximum period during which an option may be exercised is ten years from the date on which it is granted. Upon the exercise of options in accordance with the 2012 Plan and the payment of the consideration for the foregoing shares, such additional common shares will be issued as fully paid and non-assessable.

The outstanding options, as at October 31, 2012 and 2011 and the respective changes during the period or year then ended, are summarized as follows:

	Year ended October 31, 2012		Year ended October 31, 2011
	Number of options #	Weighted average exercise price $	Number of options #	Weighted average exercise price $
Outstanding, beginning of year	5,058,334	3.04	3,260,002	1.50
Granted	705,000	2.68	2,545,000	4.55
Exercised	(110,000)	0.13	(646,668)	0.58
Expired/cancelled	(300,000)	2.61	(100,000)	7.00

Outstanding, end of year	5,353,334	3.08	5,058,334	3.04

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

8. SHARE CAPITAL [Cont’d]

The following options are outstanding and exercisable as at October 31, 2012.

Options Outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life [in years]	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
0.00 to 0.749	611,667	0.76	0.12	611,667	0.12
0.75 to 1.499	650,000	1.74	0.75	650,000	0.75
1.50 to 2.249	355,000	5.71	1.97	250,000	2.06
2.25 to 2.999	1,070,000	7.09	2.72	886,664	2.72
3.75 to 4.499	1,646,667	7.70	4.43	1,606,666	4.43
4.50 to 5.249	745,000	8.00	4.64	745,000	4.64
5.25 to 5.999	275,000	7.73	5.70	275,000	5.70

The fair value of stock options granted during the year ended October 31, 2012 and 2011 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	2012	2011
Risk-free interest rate	1.28%	1.85%
Forfeiture rate	2.00%	0.07%
Expected volatility	99%	150%
Dividend yield	Nil	Nil
Expected life [in years]	5	5
Fair value at grant date	$1.99	$4.04

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

8. SHARE CAPITAL [Cont’d]

[c] Warrants

The outstanding warrants as at October 31, 2012 and 2011 and the respective changes during the years then ended are summarized as follows:

	Year ended October 31, 2012		Year ended October 31, 2011
	Number of warrants #	Weighted average exercise price $	Number of warrants #	Weighted average exercise price $
Outstanding balance, beginning of year	3,315,485	4.67	6,814,995	4.56
Granted	—	—	—	—
Exercised	—	—	(3,499,510)	4.45
Expired	(3,315,485)	4.67	—	—

Outstanding balance, end of year	—	—	3,315,485	4.67

There were no warrants outstanding as at October 31, 2012 or January 24, 2013.

[d] Restricted and Deferred Share Unit Plans

On March 9, 2012, the Board of Directors adopted the Restricted Share Unit [“RSU”] Plan and the Deferred Share Unit [“DSU”] Plan to complement the 2012 Stock Option Plan. Under these plans, RSUs may be granted to executives and key employees, and DSUs may be granted to directors and key executives, as part of their long-term compensation packages.

RSUs vest over the period of a “Performance Cycle”, defined as the period from the date of grant of the unit to the end of the Corporation’s second fiscal year after the fiscal year in which the unit was granted [a period of up to three years]. DSUs vest immediately, and DSU awards can be settled only when the holder ceases to be an employee of the Corporation.

RSUs and DSUs entitle the holder to receive a payout, at the Corporation’s discretion in either: [i] common shares, on the basis of one common share per RSU or DSU vested in the holder’s account or [ii] cash, based on the Corporation’s share price at the relevant time. The value of the cash payout, if elected by the Corporation, is determined by multiplying the RSUs and DSUs vested at the payout date by the average closing price of the Corporation’s shares over the last ten days prior to the payout date. DSU awards can be settled only when the holder ceases to be an employee of the Corporation.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

8. SHARE CAPITAL [Cont’d]

Each of the RSU and DSU Plans provides that a maximum of 750,000 common shares can be issued thereunder. All RSUs and DSUs granted are classified as equity instruments in accordance with IFRS as their terms provide for settlement in either equity or cash at the sole discretion of the Corporation.

The outstanding RSUs and DSUs as at October 31, 2012 and the respective changes during the year then ended are summarized as follows:

Year ended October 31, 2012
	Number of units #	Fair value at grant date $	Number of units #	Fair value at grant date $
	Restricted Share Units		Deferred Share Units
Outstanding, beginning of year	—	—	—	—
Granted	125,000	1.73	150,000	1.73
Exercised	—	—	—	—
Expired/cancelled	—	—	—	—

Outstanding, end of period	125,000	1.73	150,000	1.73

Units exercisable	—	—	—	—

[e] Stock-based compensation

For the year ended October 31, 2012, the amount of stock-based compensation expense from all sources, included in administration expenses in the statements of comprehensive loss, is $1,436,637 [2011 – $8,379,369]. Included in exploration and evaluation assets was a stock-based compensation expense of $432,967 [2011 – $1,861,478].

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

9. COMMITMENTS AND CONTINGENCIES

Operating leases and purchase commitments

As at October 31, 2012, the Corporation had commitments under operating leases requiring annual rental payments as follows:

$
2013	402,167
2014	239,535
2015	70,192
2016	54,084
2017	18,028

784,006

Guarantees

The Corporation’s mining and exploration activities are subject to various federal, provincial and local laws and regulations governing the protection of the environment as well as obtaining permits necessary for the Corporation’s operations. These laws and regulations are continually changing and generally becoming more restrictive. The Corporation believes that it conducts its operations so as to protect public health and the environment, and its operations are materially in compliance with all applicable laws and regulations and therefore it will be granted the required permits. The Corporation has made, and expects to make in the future, expenditures to comply with such laws and regulations.

10. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations.

[a]	The Corporation formerly retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. During the year ended October 31, 2012, the total amount for such services provided was nil [2011 – $52,800, of which $30,400 was recorded in exploration and evaluation assets, and $22,400 in administration expenses].

[b]	The Corporation retains the services of certain directors of the Corporation to carry out consulting services. For the year ended October 31, 2012, the total amount charged for services by directors of the Corporation was $37,500, all of which was recorded in exploration and evaluation assets [2011 – $64,000, all of which was recorded in professional fees].

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

10. RELATED PARTY TRANSACTIONS [Cont’d]

[c]	During the year ended October 31, 2012, the Corporation incurred fees in the amount of $496,305 to a law firm in which an officer and director of the Corporation is a partner, of which $299,909 was recorded in professional fees, $30,364 was recorded in investor relations and $166,032 was recorded in exploration and evaluation assets [2011 – $326,638, recorded in professional fees]. As at October 31, 2012, an amount of $106,056 [October 31, 2011 – $56,094; November 1, 2010 – $307,405] owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

[d]	Compensation of key management personnel and Board of Directors

Excluding the amounts reported above, during the years ended October 31, 2012 and 2011, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	2012 $	2011 $
Salaries, employee benefits	671,994	408,475
Directors’ fees	205,000	50,280
Stock compensation	1,024,708	7,498,909

Total compensation paid to key management personnel	1,901,702	7,957,664

11. FINANCIAL INSTRUMENTS

Principles of risk management

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation has not used term debt financing and has not paid any dividends. As well, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual to which it is subject.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact on the Corporation’s ability to raise equity financing for its capital requirements.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

11. FINANCIAL INSTRUMENTS [Cont’d]

The Corporation’s financial instruments consist of cash and cash equivalents, tax credits receivable, investments and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, tax credits receivable and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value.

The Corporation’s investments are classified as follows:

			October 31, 2012		October 31, 2011		November 1, 2010
	Classification	Fair value level	Carrying value $	Fair value $	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Canadian stocks	Held-for-trading	I	9,750	9,750	13,200	13,200	31,600	31,600
Corporate bonds	Held-to-maturity	I	—	—	3,993,673	3,995,460	—	—
Provincial bonds	Held-to-maturity	II	3,993,566	3,996,640	18,305,725	18,349,959	—	—

			4,003,316	4,006,390	22,312,598	22,358,619	31,600	31,600

Less: current portion			(4,003,316)	(4,006,390)	(18,395,181)	(18,413,979)	(31,600)	(31,600)

Investments – long term			—	—	3,917,417	3,944,640	—	—

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counter-party to a financial instrument fails to meet its contractual obligations; the Corporation’s maximum exposure to credit loss is the book value of its financial instruments.

The Corporation is not exposed to any significant credit risk as at October 31, 2012. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly-liquid investments. The Corporation’s investments are primarily held in Canadian provincial government bonds or AAA-rated corporate bonds.

The Corporation’s receivables consist of commodity taxes receivables and tax credit receivables, and are therefore not subject to significant credit risk.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

11. FINANCIAL INSTRUMENTS [Cont’d]

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

As at October 31, 2012, the Corporation had a total of $26,417,536 in cash and investments held-to-maturity maturing in 2012. The Corporation manages liquidity risk through the management of its capital structure.

Market risk analysis

Market risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market prices. The Corporation’s primary market exposures are to interest rate risk and foreign currency risk.

[a] Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation does not have any interest-bearing debt. The investments held-to-maturity carry interest and therefore, the Corporation is exposed to a variation of their interest rate upon maturity and reinvestment. Based on the exposures to cash, cash equivalents and investments held-to-maturity as at October 31, 2012, and assuming that all other variables remain constant, an increase or decrease of 100 basis point of the interest rate during the year would result in a decrease or increase of $26,418 respectively in comprehensive loss before income taxes.

The rates as at October 31, 2012 for Canadian and U.S. funds ranged from 1.20% – 1.50% [October 31, 2011 – 1.20%; November 1, 2010 – 0.35%] and 0.10% [October 31, 2011 – 0.10%; November 2010 – 0.10%], respectively.

As at October 31, 2012, the weighted average effective interest rate on the Corporation’s investments was approximately 1.96% [October 31, 2011 – 0.91%; November 1, 2010 – nil].

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

11. FINANCIAL INSTRUMENTS [Cont’d]

[b] Foreign currency risk

The Corporation’s functional currency is the Canadian dollar. The majority of the Corporation’s transactions are in Canadian dollars and the Corporation’s exposure to foreign currency is nominal.

As at October 31, 2012, the amount of cash and cash equivalents held in U.S. dollars was $185,382 [October 31, 2011 – $18,898; November 1, 2010 – $2,961].

12. EXPLANATION OF TRANSITION TO IFRS

As stated in note 2, these are the Corporation’s first annual financial statements prepared in accordance with IFRS. IFRS 1 sets out the procedures that the Corporation must follow when it adopts IFRS for the first time as the basis for preparing its financial statements. The Corporation is required to establish its IFRS accounting policies for 2012 and in general, apply these retrospectively to determine the IFRS opening balance sheet as at the transition date of November 1, 2010.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended October 31, 2012, the comparative information presented for the year ended October 31, 2011 and in preparation of an opening IFRS statement of financial position at November 1, 2010 [the Corporation’s date of transition]. IFRS 1 also permits a number of optional and mandatory exemptions from full retrospective application.

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in financial statements prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

A. Exemption applied

On September 3, 2010, the Corporation received a secured convertible loan from SIDEX, Limited Partnership [“SIDEX”] in an amount of $1,500,000. The loan was for a term of 18 months and was repayable by the Corporation at any time upon 30 days’ notice. SIDEX, at any time, could convert the loan into 500,000 of the Corporation’s shares at a price of $3.00 per share.

The convertible loan bore interest at an annual rate of 9% payable semi-annually, in cash or shares, at the option of the Corporation. In addition, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitled SIDEX to acquire one common share of the Corporation at a price of $3.25 per share until March 3, 2012.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

12. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

Under GAAP, proceeds received upon the issuance of convertible debt were allocated upon initial recognition on the relative fair value of the equity, conversion feature and liability components. The liability component in the amount of $471,852 was determined by discounting the future stream of interest and principal repayment at the prevailing market rate of 20% for a comparable liability that does not have an associated equity component. The fair value of the conversion feature totaled $518,518 and was allocated to contributed surplus. The fair value of the common share purchase warrants totaled $509,630 and was allocated to warrants. The total debt discount was amortized over the term of the convertible loan using the effective interest method.

In October 2010, SIDEX converted its loan into 500,000 common shares at a price of $3.00 per share. The conversion feature of $518,518 was transferred from contributed surplus to share capital. The total accreted value of the convertible loan in the amount of $557,531 at the time of conversion was transferred to share capital.

Under IFRS, on initial recognition of a compound instrument, IAS 32 requires the Corporation to identify the various components of the instruments, to determine the fair value of the liability component and to establish, as a residual amount, the equity component. However, an exemption exists for a first-time adopter and there is no need to separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS.

As the liability component of a compound financial instrument was no longer outstanding at November 1, 2010, the Corporation elected at that date not to apply IAS 32 retrospectively. Consequently, the Corporation has not retrospectively applied the bifurcation rules under IFRS.

B. Income taxes

Under GAAP, share capital issued through flow-through share arrangements was recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s cumulative eligible expenditures to investors. The tax impact related to the renunciation was recorded at the date on which the Corporation filed the renunciation documents with the tax authorities, provided there was reasonable assurance that the expense would be made.

IFRS does not provide specific guidance on the accounting for flow-through shares. As a result, under IFRS, flow-through shares are recognized based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in share capital and the amount the investors pay for the shares is recognized as a liability which is reversed and recorded as a deferred income tax recovery into net loss as eligible expenditures are made. In addition, under IFRS, deferred income taxes are not recognized for temporary differences which arise for initial recognition of an asset or liability that affects neither the accounting nor taxable profit or loss at the time of the transaction.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

12. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

As a result of these differences, upon transition to IFRS, share capital was increased by $441,085 as at November 1, 2010 with a corresponding increase in deficit. Further, as at October 31, 2011, share capital was increased by $2,489,847 for a cumulative adjustment of $2,930,932, and future income tax liabilities were decreased by $490,313 with a corresponding increase in deficit of $2,440,619.

C. Stock-based compensation

Under GAAP, forfeitures of awards were recognized as they occur. Under IFRS, an estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. This had no significant impact on the Corporation upon transition to IFRS.

D. Statement of cash flows

Under IFRS, cash flows related to interest must be classified in a consistent manner as either operating, investing or financing activities each period. Under GAAP, cash flows related to interest received or paid were classified as operating activities. Under IFRS, management has elected to continue to treat cash flows arising from interest receipts as an operating activity – consequently, the transition to IFRS had no impact on the statement of cash flows.

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

12. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

The November 1, 2010 [date of transition to IFRS] GAAP statement of financial position has been reconciled to IFRS as follows:

	GAAP $	Effect of Transition $	IFRS $
ASSETS
Current assets
Cash and cash equivalents	50,449,202	—	50,449,202
Investments	31,600	—	31,600
Prepaid expenses and deposits	362,682	—	362,682
Commodity taxes and other receivables	885,997	—	885,997
Tax credit receivable	3,352,712	—	3,352,712

	55,082,193	—	55,082,193

Non-current assets
Tax credit receivable	522,279	—	522,279
Exploration and evaluation assets	9,980,304	—	9,980,304

Total assets	65,584,776	—	65,584,776

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,332,957	—	2,332,957

Total liabilities	2,332,957	—	2,332,957

Equity
Share capital [note 12 (a), (b)]	55,110,324	441,085	55,551,409
Warrants [note 12 (a)]	11,234,987	—	11,234,987
Contributed surplus [note 12 (a)]	3,640,448	—	3,640,448
Deficit [note 12 (b)]	(6,733,940)	(441,085)	(7,175,025)

Total equity	63,251,819	—	63,251,819

Total equity and liabilities	65,584,776	—	65,584,776

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

12. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

The October 31, 2011 GAAP statement of financial position has been reconciled to IFRS as follows:

	GAAP $	Effect of Transition $	IFRS $
ASSETS
Current assets
Cash and cash equivalents	25,942,689	—	25,942,689
Investments	18,395,181	—	18,395,181
Prepaid expenses and deposits	769,541	—	769,541
Commodity taxes and other receivables	1,557,248	—	1,557,248
Tax credits receivable	7,806,120	—	7,806,120

	54,470,779	—	54,470,779

Non-current assets
Investments	3,917,417	—	3,917,417
Tax credits receivable	774,887	—	774,887
Exploration and evaluation assets	25,434,582	—	25,434,582

Total assets	84,597,665	—	84,597,665

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	6,164,669	—	6,164,669

	6,164,669	—	6,164,669

Non current liabilities
Future income taxes [note 12 [b]]	820,640	(490,313)	330,327

Total liabilities	6,985,309	(490,313)	6,494,996

Equity
Share capital [note 12 [a], [b]]	74,487,563	2,930,932	77,418,495
Warrants [note 12 [a]]	5,673,444	—	5,673,444
Contributed surplus [note 12 [a]]	13,568,213	—	13,568,213
Deficit [note 12 [b]]	(16,116,864)	(2,440,619)	(18,557,483)

Total equity	77,612,356	490,313	78,102,669

Total equity and liabilities	84,597,665	—	84,597,665

Quest Rare Minerals Ltd.

NOTES TO FINANCIAL STATEMENTS

For the years ended October 31, 2012 and 2011

12. EXPLANATION OF TRANSITION TO IFRS [Cont’d]

The GAAP interim statement of comprehensive loss for the year ended October 31, 2011 has been reconciled to IFRS as follows:

	GAAP $	Effect of Transition $	IFRS $
REVENUES
Operator fees	15,150	—	15,150

	15,150	—	15,150

EXPENSES
Professional fees [note 10]	879,764	—	879,764
Investor relations	1,522,988	—	1,522,988
Administration expenses [notes 8 and 10]	8,830,411	—	8,830,411
Impairment of exploration and evaluation assets [note 6]	451,494	—	451,494

	11,684,657	—	11,684,657

Operating loss	(11,669,507)	—	(11,669,507)

Finance income	(635,776)	—	(635,776)
Unrealized loss on investments held for trading [note 11]	18,400	—	18,400

	(617,376)	—	(617,376)

Loss before income taxes	(11,052,131)	—	(11,052,131)
Income taxes [note 12 (b)]	1,669,207	(1,999,534)	(330,327)

Net loss and total comprehensive loss for the year	(9,382,924)	(1,999,534)	(11,382,458)